EXHIBIT 12

LOCKHEED MARTIN CORPORATION COMPUTATIONS OF RATIOS

OF EARNINGS TO FIXED CHARGES

(In millions, except ratio)

	Six Months Ended June 30		Years Ended December 31
	2004	2003	2003	2002	2001	2000	1999
EARNINGS:
Earnings from continuing operations before income taxes	$866	$716	$1,532	$577	$133	$186	$1,188
Interest expense	214	259	487	585	700	919	809
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(19)	(27)	(50)	(8)	85	(3)	31
Portion of rents representative of an interest factor	25	23	49	46	46	57	75
Amortization of debt premium and discount, net	(2)	1	—	2	2	(7)	(4)

Adjusted earnings from continuing operations before income taxes	$1,084	$972	$2,018	$1,202	$966	$1,152	$2,099

FIXED CHARGES:
Interest expense	$214	$259	487	$585	$700	$919	$809
Portion of rents representative of an interest factor	25	23	49	46	46	57	75
Amortization of debt premium and discount, net	(2)	1	—	2	2	(7)	(4)
Capitalized interest	—	—	—	—	—	1	10

Total fixed charges	$237	$283	$536	$633	$748	$970	$890

RATIO OF EARNINGS TO FIXED CHARGES:	4.6	3.4	3.8	1.9	1.3	1.2	2.4